UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2005

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-

NEWS RELEASE

For further information contact:
Marcelo Padilla	Maria Barona / Peter Majeski
Investor Relations	i-advize Corporate Communications, Inc.
(56 2) 707-8443	(212) 406-3690/1
marcelo.padilla@masisa.com	masisa@i-advize.com
www.masisa.com

MASISA S.A. REPORTS FIRST QUARTER 2005 FINANCIAL RESULTS

Santiago, Chile, April 29, 2005 --.MASISA S.A. (“Masisa” or “the Company”) (NYSE: MYS), Latin America’s leading particleboard, MDF and OSB manufacturer, announced today its consolidated financial results for the first quarter of 2005. The figures disclosed are stated in U.S. dollars and prepared in accordance with Chilean GAAP.

FIRST QUARTER 2005 HIGHLIGHTS

  Operating income increased 35% year-over-year, totaling US$15.7 million.
  Consolidated net sales increased 19% year-over-year, totaling US$104.6 million.
  Gross profit totaled US$28.2 million, a 26% increase year-over year. Gross profit represented 27% of sales, compared to 25% for the first quarter of 2004.
  Earnings per ADS totaled US$0.2378.

		Quarter ended on
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
	2004	2004	2004	2004	2005

Consolidated net sales	87.9	98.8	106.5	104.2	104.6
Gross profit	22.4	30.4	33.5	33.1	28.2
Operating income	11.6	19.0	22.0	18.5	15.7
Net income	8.3	11.5	13.5	8.3	7.4

Margins (*)
Gross profit margin	25.5%	30.8%	31.4%	31.8%	27.0%
Operating margin	13.2%	19.2%	20.6%	17.7%	15.0%
Net income margin	9.4%	11.6%	12.7%	7.9%	7.0%

Change (**)
Consolidated net sales	9.3%	12.4%	7.8%	-2.2%	0.4%
Gross profit	14.3%	35.9%	10.0%	-1.1%	-14.8%
Operating income	42.1%	63.3%	15.6%	-15.9%	-15.2%
Net income	101.9%	38.9%	17.4%	-38.7%	-11.1%

(*): As a % of consolidated net sales
(**): Compared to the previous quarter

First Quarter 2005

Sales
Consolidated net sales for the quarter reached US$104.6 million, a 19.0% year-to-year increase. Consolidated particleboard, MDF, OSB and MDF mouldings sales volumes decreased 2.6% compared to the first quarter of 2004.

Quarter-over-quarter, consolidated sales increased 0.4%, and particleboard, MDF, OSB and MDF mouldings sales volumes increased 0.3% .

Operating Income
Operating income for the quarter reached US$15.7 million, a 34.7% year-over-year increase.

Quarter-over-quarter, operating income decreased 15.2% . The main reasons for this change are:

  Lower MDF moulding sales in the United States, a market which typically experiences weaker sales during the winter period
  Higher board sales volume in Mexico, but a decrease in particleboard prices
  Higher MDF prices in Brazil, partially offset by an increase in the cost of wood
  Lower SG&A expenses

Non-Operating Results
Non-operating result for the first quarter was -US$4.4 million, which compares with -US$1.7 million for the first quarter of 2004. The difference was mainly due to a foreign exchange gain, which favorably affected the non-operating results during the first quarter of 2004.

Non-operating results for the period favorably compares to the non-operating result of -US$6.8 million for the previous quarter. The main driver was the reduction of net financial expenses.

FINANCIAL SUMMARY

For the first quarter ended March 31, 2005:

The table below depicts Masisa’s consolidated financial highlights for the quarter and the percentage change, compared to the same period of 2004.

	Quarter ended on
	Mar 31,	Mar 31,	Change
	2004	2005	%

	(US$ million)
Consolidated net sales	87,9	104,6	19,0%
Gross profit	22,4	28,2	25,8%
SG&A	(10,8)	(12,5)	16,2%
Operating income	11,6	15,7	34,7%
Net income	8,3	7,4	-11,1%

Depreciation	6,8	7,3	7,3%
Amortization (Goodwill)	0,0	0,0	-25,0%
Depletion	1,1	1,2	7,3%

Earnings per share (US$)	0,0089	0,0079	-11,1%
Earnings per ADS (US$)	0,2675	0,2378	-11,1%

Note: 30 common shares are equivalent to 1 ADS

Segments Information:

The following table presents results based on the source that originated the sale:

	Quarter ended on

	Mar 31,	Mar 31,
	2004	2005

	(US$ million)
SALES
Chile	28.8	30.6
Argentina	18.4	22.1
Brazil	26.0	29.1
Mexico	12.6	19.8
FTG	4.4	4.5
Other (*)	(2.4)	(1.5)

Total	87.9	104.6

GROSS PROFIT
Chile	6.5	8.4
Argentina	3.6	5.7
Brazil	8.8	8.4
Mexico	2.4	3.3
FTG	0.3	1.2
Other (*)	0.6	1.2

Total	22.4	28.2

OPERATING INCOME
Chile	2.2	3.4
Argentina	1.7	3.5
Brazil	6.7	5.9
Mexico	0.7	1.4
FTG	0.2	1.0
Other (*)	0.1	0.4

Total	11.6	15.7

DEPRECIATION
Chile	2.7	2.8
Argentina	2.0	2.1
Brazil	1.7	2.1
Mexico	0.3	0.3
FTG	0.0	0.0
Other (*)	0.0	0.0

Total	6.8	7.3

Product Segment Information:

The following table shows the company’s net sales of boards and mouldings. For each period, net sales of particleboard and MDF are broken down between raw board sales and coated (including both melamine-laminated and wood-veneered) board sales.

	Quarter ended on

	Mar 31,	Mar 31,
	2004	2005

	(US$ million)

PB - raw	9.0	10.6
PB - coated	17.2	19.2
Total PB	26.2	29.8
MDF - raw	29.6	32.5
MDF - coated	10.8	14.4
Total MDF	40.4	46.9
OSB	12.6	11.6
MDF Mouldings	2.2	4.7

Total
(Boards and Mouldings)	81.4	93.0

The following table shows the Company’s physical volume sales in cubic meters of boards and mouldings. For each period, physical volume sales in cubic meters of particleboard and MDF are broken down between raw board sales and coated (including both melamine-laminated and wood-veneered) board sales.

	Quarter ended on

	Mar 31,	Mar 31,
	2004	2005

	(thousand m3)

PB - raw	74.9	76.6
PB - coated	69.3	68.9
Total PB	144.2	145.5
MDF - raw	158.8	135.6
MDF - coated	40.5	44.7
Total MDF	199.3	180.3
OSB	57.6	58.7
MDF Mouldings	7.9	13.9

Total
(Boards and Mouldings)	409.0	398.4

Market Information

The following table presents net sales, by destination market as a percentage of total consolidated net sales for each period.

	Quarter ended on

	Mar 31,	Mar 31,
	2004	2005

Chile	25.6%	23.2%
Argentina	9.3%	11.3%
Brazil	21.9%	21.3%
Mexico	15.3%	18.0%
EEUU	10.7%	11.4%
Other	17.2%	14.8%

Production Cost Information

Average production costs for raw particleboard, MDF and OSB for each period are broken down as follows:

	Quarter ended on

	Mar 31,	Mar 31,
	2004	2005

Wood	23.1%	23.1%
Chemicals	39.2%	39.2%
Energy	8.2%	8.2%
Labor	5.7%	5.7%
Depreciation	11.5%	11.5%
Other	12.3%	12.3%

MASISA S.A AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT

	Quarter ended on
	Dec 31,	Mar 31,	Mar 31,

	2004	2004	2005

		(US$ million)

Consolidated net sales	104.2	87.9	104.6
Cost of goods sold	(71.1)	(65.5)	(76.4)
Gross profit	33.1	22.4	28.2
SGA	(14.6)	(10.8)	(12.5)
Operating income	18.5	11.6	15.7

Interest expense, net	(4.7)	(3.5)	(3.5)
Other income (expense)	(1.0)	(0.6)	0.3
Foreign exchange gain (loss)	(1.1)	2.4	(1.2)
Non-operating result	(6.8)	(1.7)	(4.4)

Income before taxes and minority interest	11.7	9.9	11.2

Minority interest	(0.7)	0.1	(0.4)
Income tax	(2.7)	(1.7)	(3.4)

Net income	8.3	8.3	7.4

Earnings per share (US$)	0.0089	0.0089	0.0079
Earnings per (US$)	0.2675	0.2675	0.2378

Due to rounding, numbers may not add up.

MASISA S.A AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

ASSETS	Mar 31,	Mar 31,
	2004	2005

	(US$ million)

Cash and cash equivalents	6.5	34.4
Accounts receivables	81.8	85.0
Notes and accounts receivable from related companies	3.2	10.8
Inventories	75.9	95.5
Recoverable taxes	10.7	12.9
Other current assets	33.7	6.2
Total Current Assets	211.9	244.8

Property, Plant and Equipment	633.1	635.3

Investments in unconsolidated affiliates	-	-
Goodwill and negative goodwill, net	(0.4)	(0.4)
Long term receivables	1.2	4.3
Notes and accounts receivables from related companies	3.0	0.6
Other assets	8.3	8.9
Total Other Assets	12.1	13.5

TOTAL ASSETS	857.0	893.6

Due to rounding, numbers may not add up.

LIABILITIES AND SHAREHOLDER’S EQUITY	Mar 31,	Mar 31,
	2004	2005

	(US$ million)

Short-term bank borrowings	67.6	28.7
Other long-term borrowings due within one year	12.0	11.6
Accounts payable	22.5	33.6
Notes and accounts payable to related companies	3.8	4.6
Accrued liabilities	7.8	12.1
Other current liabilities	0.0	4.5
Total Current Liabilities	114.0	95.1

Long-term bank borrowings	71.4	70.1
Other long-term borrowings	123.4	120.4
Deferred income taxes	11.4	8.3
Other long-term liabilities	12.9	19.8
Total Long term Liabilities	219.1	218.6

Minority Interest	65.2	74.7
Total Shareholders’ Equity	458.7	505.2

TOTAL LIABILITES AND SHAREHOLDER’S EQUITY	857.0	893.6

Due to rounding, numbers may not add up.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2005

Masisa S.A.

By:	/S/ Patricio Reyes
Patricio Reyes General Counsel